UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Approval of the 2024 Global Equity Incentive Plan

On August 15, 2024, the Board of Directors (the “Board”) of Wearable Devices Ltd. (the “Company”) approved the Company’s 2024 Global Equity Incentive Plan (the “Incentive Plan”), which provides for the reservation from time-to-time, out of the Company’s authorized unissued share capital, such number of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), as the Board deems appropriate. The Board has initially authorized the issuance of up to 4,570,606 Ordinary Shares under the Incentive Plan. The Incentive Plan includes an Annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States, which is subject to the approval of the Company’s shareholders. The Incentive Plan, which is subject to filing with the Israeli tax authority, provides for the grant of options, shares, restricted shares or restricted share units to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

The Incentive Plan will continue for a term of ten years from the date of adoption by the Board, or until August 14, 2034, unless terminated earlier.

The foregoing description of the Incentive Plan is qualified in its entirety by the terms of the Incentive Plan, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Approval of the 2024 Employee Stock Purchase Plan

Also on August 15, 2024, the Board approved the Company’s 2024 Employee Stock Purchase Plan (the “ESPP”), which provides for the issuance of up to 5,000,000 Ordinary Shares and includes an Annex that governs the grants of awards to employees who are residents of the State of Israel. The ESPP is subject to filing with the Israeli tax authority and the approval of the Company’s shareholders. Generally, all of the Company’s employees will be eligible to participate in the ESPP if they are employed by the Company, or employees of any participating subsidiary, provided that they have been employed by the Company or subsidiary for more than five months in a calendar year. The ESPP includes a component that allows the Company to make offerings intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986, as amended, and a component that allows the Company to make offerings not intended to qualify under Section 423. The ESPP currently provides that there will be at least one offering in any consecutive 12-month period. The ESPP permits participants to purchase ordinary shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the shares will be determined by the Committee in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85 percent of the fair market value of the shares on the offering date, or 85 percent of the fair market value of the shares on the exercise date.

The foregoing description of the ESPP is qualified in its entirety by the terms of the ESPP, a copy of which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-269869 and 333-274343) and on Form F-3 (File No. 333-274841 ) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Wearable Devices Ltd. 2024 Global Equity Incentive Plan.
10.2	Wearable Devices Ltd. 2024 Employee Stock Purchase Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: August 22, 2024	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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